UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

Mediware Information Systems, Inc.

(Name of issuer)

Common Stock, par value $.10 per share

(Title of class of securities)

584946107

(CUSIP number)

Mr. Lawrence E. Auriana 145 East 45th Street New York, NY 10012 (212) 922-2999

(Name, address and telephone number of person authorized to receive notices and communications)

February 9, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 584946107	Page 2 of 4 Pages

(1)	Names of reporting persons Lawrence E. Auriana
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization U.S
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,477,525
	(8)	Shared voting power None
	(9)	Sole dispositive power None
	(10)	Shared dispositive power None
(11)	Aggregate amount beneficially owned by each reporting person 2,477,525
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 30.1%
(14)	Type of reporting person (see instructions) IN

Lawrence E. Auriana hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on August 16, 1991, as amended by Amendment No. 1 filed with the SEC on July 10, 1996, by Amendment No. 2 filed with the SEC on January 6, 2000, by Amendment No. 3 filed with the SEC on January 22, 2001, by Amendment No. 4 filed with the SEC on February 8, 2002, by Amendment No. 5 filed with the SEC on February 7, 2003, by Amendment No. 6 filed with the SEC on July 22, 2003, by Amendment No. 7 filed with the SEC on November 7, 2003, by Amendment No. 8 filed with the SEC on February 6, 2004, by Amendment No. 9 filed with the SEC on May 6, 2004, by Amendment No. 10 filed with the SEC on December 9, 2004, by Amendment No. 11 filed with the SEC on October 7, 2005, by Amendment No. 12 filed with the SEC on June 12, 2006, by Amendment No. 13 filed with the SEC on March 5, 2008, by Amendment No. 14 filed with the SEC on March 23, 2009, by Amendment No. 15 filed with the SEC on August 4, 2009, by Amendment No. 16 filed with the SEC on January 12, 2010, by Amendment No. 17 filed with the SEC on July 9, 2010, by Amendment No. 18 filed with the SEC on January 7, 2011, by Amendment No. 19 filed with the SEC on July 1, 2011 and as further amended by Amendment No. 20 filed with the SEC on January 10, 2012 (the “Schedule”) as follows:

This Schedule relates to the common stock, par value $.10 per share (“Common Stock”), of Mediware Information Systems, Inc., a New York corporation (the “Company”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby supplemented by inserting the following text as the last paragraph thereof:

“The purchase of the 7,300 shares of Common Stock that are the subject of Amendment No. 21 to the Schedule was paid for with $98,915.00 of Mr. Auriana’s personal funds.”

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“Mr. Auriana beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended) 2,477,525 shares, or 30.1% of the shares of Common Stock outstanding as of February 2, 2012. 45,000 of such shares are issuable pursuant to presently exercisable options under the Company’s stock option plans.”

Item 5(c) of the Schedule is hereby amended by deleting the existing text and inserting the following text in its stead:

“Except for the 7,300 shares of Common Stock acquired in the open market on February 9, 2012 and the 785 shares of Common Stock acquired pursuant to the grant under the Company’s 2011 Equity Incentive Plan on January 3, 2012 and disclosed in Amendment No. 20 to this Schedule, there were no acquisitions of shares of Common Stock by Wall Street Access for Mr. Auriana during the past sixty (60) days.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Denis P. Kelleher
Denis P. Kelleher
Attorney-in-Fact

Date: February 13, 2012